Exhibit 99.1

     FORM 1 ON MONTHLY INFORMATION FOR ENTITIES WITH OUTSTANDING BOND ISSUES

ISSUER:                COCA COLA EMBONOR S.A. THROUGH ITS CAYMAN ISLAND AGENCY
INFORMATION AS OF:     SEPTEMBER 30, 2004


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NUMBER AND
 DATE OF
REGISTRATION  SERIES  DATE OF    PLACEMENT   INITIAL   FACE AMOUNT ADJUST-  ADJUSTED   INTEREST       PAR    INTEREST  AMORTIZATIONS
  IN THE              NOMINAL      EXPIRY  FACE AMOUNT PLACED AND    MENT FACE AMOUNT ACCRUED AND    VALUE    PAID IN      PAID
SECURITIES             ISSUE        DATE      PLACED   OUTSTANDING  INDEX OUTSTANDING   UNPAID               THE MONTH  IN THE MONTH
 REGISTRY                                      US$         US$                KCH$       KCH$         KCH$     KCH$        KCH$
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
ISSUED IN     UNIQUE  March 25,  March 15,  143,400,000 143,400,000  US$   87,316,260     359,270  87,675,530   4,410,554       -
NEW YORK                1999       2006
                      March 25,  March 15,   16,600,000  14,600,000  US$    8,889,940      36,578   8,926,518     449,052       -
                        1999       2006
                     ---------------------------------------------------------------------------------------------------------------
                       TOTALS               160,000,000 158,000,000        96,206,200     395,848  96,602,048   4,859,606       -
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THE UNDERSIGNED DECLARES THAT THE INFORMATION IN THIS FORM IS TRUE AND CORRECT
AND HE ASSUMES THE CORRESPONDING LEGAL LIABILITY FOR THE SAME.




     ANDRES VICUNA GARCIA-HUIDOBRO
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        GENERAL MANAGER SIGNATURE



                                                 MONTHLY CHANGE
                                         -------------------------------
                                         EXCHANGE RATE           608.90
                                         -------------------------------

                                         -------------------------------
                                         INTEREST RATE           9.875%
                                         -------------------------------